As filed with the Securities and Exchange Commission on October 6, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company (Issuer))

Agnaten SE

JAB Holding Company s.à r.l.

JAB Holdings B.V.

JAB Forest B.V.

JAB Beech Inc.

Spruce Merger Sub Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$383,660,834	$44,582
(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $20.25 (i.e., the tender offer price) by (y) 18,946,214 the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by JAB Beech Inc., a Delaware corporation (“Parent”), Spruce Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Offerors. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of September 29, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Einstein Noah Restaurant Group, Inc., a Delaware corporation. Its principal executive office is located at 555 Zang Street, Suite 300, Lakewood, Colorado and its telephone number is (303) 568–8000.

(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of September 29, 2014, there were approximately 18,041,048 Shares issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Parent, (ii) Purchaser, (iii) JAB Forest B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Parent (“Forest”), (iv) JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Holding Company s.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the indirect parent company of JAB Holdings (“JAB Holding Company”), and (vi) Agnaten SE, a private company incorporated under the laws of Austria, which owns a majority interest in JAB Holding Company (“Agnaten”, and together with Parent, Purchaser, Forest, JAB Holdings and JAB Holding Company, the “Filing Persons”).

Each of Parent’s and Purchaser’s principal executive office is located at c/o JAB Beech Inc., 2200 Pennsylvania Avenue NW, Washington, DC 20037, and the telephone number of each is (202) 507-5838. The principal business address of each of Forest and JAB Holdings is Oudeweg 147, 2031 CC Haarlem, the Netherlands. The principal business address of JAB Holding Company is 5, rue Goethe, 1637 Luxembourg. The principal business address of Agnaten is Rooseveltplatz 4–5 / Top 10, A–1090 Vienna, Austria.

The information regarding the Filing Persons set forth in Section 9 (“Certain Information Concerning the Filing Persons”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning the Company”), Section 9 (“Certain Information Concerning Purchaser and Parent”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(c)(2-3) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 (“Certain Information Concerning Purchaser and Parent”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the offer is not subject to any financing condition; and

(c) the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated October 6, 2014

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Summary Advertisement, published October 6, 2014 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated September 29, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2014, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(d)(2)	Support Agreement, dated as of September 29, 2014, among Parent, Purchaser and the stockholders of the Company named therein.

(d)(3)	Confidentiality Agreement, dated as of September 18, 2014, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2014

JAB BEECH INC.

By:	/s/ Joachim Creus
	Name:	Joachim Creus
	Title:	President

SPRUCE MERGER SUB INC.

By:	/s/ Joachim Creus
	Name:	Joachim Creus
	Title:	President

JAB HOLDING COMPANY S.À R.L.
JAB HOLDINGS B.V.
JAB FOREST B.V.

By:	/s/ Joachim Creus
	Name:	Joachim Creus
	Title:	Managing Director

By:	/s/ Markus Hopmann
	Name:	Markus Hopmann
	Title:	Managing Director

AGNATEN SE

By:	/s/ Joachim Creus
	Name:	Joachim Creus
	Title:	Authorized Representative

By:	/s/ Markus Hopmann
	Name:	Markus Hopmann
	Title:	Authorized Representative

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 6, 2014

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Summary Advertisement, published October 6, 2014 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated September 29, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2014, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(d)(2)	Support Agreement, dated as of September 29, 2014, among Parent, Purchaser and the stockholders of the Company named therein.

(d)(3)	Confidentiality Agreement, dated September 18, 2014, between the Company and Parent

(g)	Not applicable

(h)	Not applicable